Filed Pursuant To Rule 433

Registration No. 333-203585

September 2, 2015

Gold, Very Good for Diversification

Transcript of interview with WGC’s Juan Carlos Artigas on CNBC

August 27, 2015

Host: Juan Carlos Artigas is the Global Head of Research at the World Gold Council. Good morning – good afternoon, forgive me – I usually work on the morning show. So what does the trade body say? Buy gold, presumably.

Juan Carlos Artigas: Well, gold is an interesting asset, obviously, in our view, but I think you have to put things into perspective. In August, gold outperformed equities, bonds and even the U.S. Dollar and also if you take a longer view for the past ten years, gold has outperformed most asset classes that investors hold. Even if you look back to 2005, gold has outperformed versus emerging market equities and commodities.

Host: Most people following the action the last several years know it’s a pretty simple tale. Gold ran up to $1,900, it peaked, it collapsed to around $1,100 or wherever we are today. Now other commodities are following suit. Why are we to believe that gold will suddenly find traction and move significantly to the up side, forgetting whatever just happened?

Juan Carlos Artigas: Beyond the significant part of where gold may go, I think the key thing is that gold has a dual nature. This is really important for investors because it results in diversification, very good diversification. Why? Well, it’s a consumer good, so income growth and economic expansion supports part of demand; but also it’s a hard asset. It’s a real asset that preserves wealth in periods of turmoil. So when you have periods of systemic risk, investors are going to go to gold. That pull and push creates a lot of diversification and it also makes a strong case for gold.

Host: You know, over the last four years it’s dropped about 40% in value. My question would be to you, whether you will be have to hype this as it was hyped in the past when there were so many half-truths about what gold really was; notably a story of value. You know, people got badly burned. It’s really hard to hedge a portfolio having 10% in gold. You have to have a really complicated options system to make a difference. Untruths or half-truths were told and the price bears some resemblance to that, doesn’t it?

Juan Carlos Artigas: No, I don’t think that’s the case. I think that there is a lot of misunderstanding what gold does and doesn’t do. So people expect gold to do certain things…

Host: It’s an inanimate object that sits in cellars.

Juan Carlos Artigas: You have currencies you use to buy around the world and you need that, because that is an efficient way of doing transactions. Gold actually acts as a currency, and is the one currency that is actually a hard asset, it is a fiat currency, and that balances the system. I am not saying that…

Host: Then why is it down 40% in four years?

Juan Carlos Artigas: There are a lot of factors that influence gold. There is the investment side that we talked about, that the economy has recovered. There is a lot of growth. Again, you are looking at since 2013 or 2011.

Host: I’m asking if it’s a broken trade. Can you hype it anymore?

Juan Carlos Artigas: I think gold has a unique and very valuable role in a portfolio. I think this is still valuable today. Investors should understand what the role of gold is, in part, as a diversifier, and not expect gold to behave in a way that it doesn’t. You do have the pull and push between the consumption side and the investment side, and actually, since 2000, gold has outperformed by far all the assets that investors hold. It really depends on the period you are looking at.

Host: Thank you for joining us.

Juan Carlos Artigas: Thank you so much for the invitation.

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